02047009

PE
9/11/02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-17 or 15d-17 of
the Securities Exchange Act of 1934

For the month of September 2002

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Corporate Business Systems
Administration Division

Date: September 2, 2002

(Translation)

To All Persons Concerned September 2, 2002

Name of Listed Company: Kyocera Corporation

Name of Representative: Yasuo Nishiguchi, President and Director

(Code number: 6971)

Person for inquiry: Hideki Ishida, Managing Director

(TEL: 075-604-3550)

Notice relating to Decision of
the Definitive Terms and Conditions of
the Issuance of Stock Options (Stock Acquisition Rights)

This is to advise you that undecided items from among the definitive terms and conditions of the issuance of stock acquisition rights for the purpose of granting stock options resolved at the meeting of the Board of Directors of the Company held on August 21, 2002 have been decided today, as follows:

1. Issue date of stock acquisition rights:

   September 2, 2002

2. Amount to be paid in upon exercise of stock acquisition rights (exercise price):

   929,000 yen per stock acquisition right
   (9,290 yen per share)

3. Aggregate issue price of the shares to be issued upon exercise of stock acquisition rights:

   1,334,044,000 yen

4. The amount out of issue price of new shares to be accounted as paid-in capital of the Company:

   4,645 yen per share

(Remarks)

(1) Date of resolution at the meeting of the Board of Directors for submission to the Ordinary Shareholder's Meeting:

April 26, 2002

(2) Date of resolution adopted at the Ordinary Shareholder's Meeting:

June 26, 2002